EXHIBIT 99.1

RADVISION to Report First Quarter 2010 Results on April 28th

Press Release
Source: RADVISION
On Thursday April 1, 2010, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, will report its financial results for the first quarter of 2010 on Wednesday, April 28, 2010. The press release will be issued at approximately 8:00 a.m. (Eastern).

First Quarter 2010 Conference Call:
-----------------------------------

Date:            Wednesday, April 28, 2010
Time:            9:00 a.m. (Eastern)
Dial-In:         1-877-601-3546
                 +1-210-839-8500 (International dialers)
Passcode:        "RADVISION"

Boaz Raviv, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will review the quarter's results, discuss the Company's outlook and take questions from analysts and institutional investors on the call.

Webcast:
--------

A live webcast of the conference call will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.radvision.
com%2FCorporate%2FInvestors%2FFinancialReports%2F&esheet=6234744&lan=en_US&
anchor=www.radvision.com%2FCorporate%2FInvestors%2FFinancialReports%2F&index=1&
md5=09bc09c4a852bbcac4509024f2ca76f1.

Presentation:
-------------

A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company's website, http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2Fwww.radvision.
com&esheet=6234744&lan=en_US&anchor=www.radvision.com&index=2&md5=3220313a6992a
537259f387616e97a1a. The presentation will be available beginning at 8:00 a.m. (Eastern) on April 28th and remain on the site through the second quarter of 2010.

Conference Call Replay:
-----------------------

Date: April 28 to May 5, 2010 (Available approximately one hour after call conclusion)

Dial-In:     1-866-490-5842
             +1-203-369-1704 (International dialers)



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About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2
Fwww.radvision.com&esheet=6234744&lan=en_US&anchor=www.radvision.com&index=3&md5
=3ceb2bf47ba30473f04dded113295987.

Contact:

Corporate:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1 512-328-4617
VP Enterprise Marketing
rromano@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
President
junefil@optonline.net